Exhibit 99.1

ImmunoPrecise Names Dr. Dion Neame to Strategic Advisory Board

VICTORIA, British Columbia--(BUSINESS WIRE)--May 25, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the "Company" or "IPA") (NASDAQ: IPA) (TSX VENTURE: IPA) a leader in full-service, therapeutic antibody discovery and development, today announced that Dr. Dion Neame has joined the company’s Strategic Advisory Board (SAB). Dr. Neame joins at a significant time, as the company continues to focus its energy on building essential partnerships and expanding its rapidly growing share of the market. He will play a key role in supporting the strategic and scientific prioritization of partnerships and stakeholder communications.

Dr. Neame is a clinical medicine and vaccine expert, focused on medical strategies for various indications and early pipeline products, as well as external medical and scientific stakeholder engagements.

With over 15 years’ experience in large pharma, Dr. Neame has held many impressive leadership roles, including North American Senior Medical Expert and Country Medical Lead, Canada. He also has extensive experience as a medical professional, including pediatric medicine at notable hospitals such as McMaster Children’s Hospital and as Chief of Pediatrics Joseph Brant Hospital in Ontario, Canada.

“The addition of Dr. Neame to our SAB is instrumental in helping to bring IPA to the next level of growth and strategic execution,” noted Dr. Jennifer Bath, ImmunoPrecise’s CEO. “His scientific expertise in translational research, medical governance and compliance standards, combined with his expertise in stakeholder engagement, will play an important role as we execute on our strategic plans. It is wonderful to have someone with Dr. Neame’s breadth and depth of experience - from both a business and scientific perspective - to join us at this exciting moment for IPA.”

Dr. Neame, the 2020 recipient of the Innovative Medicines Respected Partner Award, who also serves as a consulting pediatrician, has concurrently held the position of Assistant Clinical Professor at McMaster University (Hamilton, Ontario) in the Department of Pediatrics for over 20 years. Throughout his career, Dr. Neame has contributed to numerous vaccine research programs and has been instrumental in establishing the medical, scientific and health economic rationale for 16 new vaccination programs in provinces and territories across Canada.

“I look forward to joining ImmunoPrecise’s Strategic Advisory Board,” stated Dr. Neame. “We are living in turbulent times and the need for novel therapeutic antibodies with broad epitope coverage has never been more important, to compliment COVID-19 vaccines to control SARS-CoV-2 variants of concern. IPA is a world-class Contract Research Organization (CRO), rich in science and housing cutting-edge antibody platform technologies. The Company’s custom approaches enable multiple antibody pathways, providing agile and adaptable discoveries to match agile and adaptable infectious microorganisms, as showcased in their work targeting SARS-CoV-2.”

ImmunoPrecise Antibodies Ltd.

IPA is an innovation-driven, technology platform company that supports its pharmaceutical and biotechnology company partners in their quest to discover and develop novel, therapeutic antibodies against all classes of disease targets. The Company aims to transform the conventional, multi-vendor, product development model by bringing innovative and high-throughput, data-driven technologies to its partners, incorporating the advantages of diverse antibody repertoires with the Company’s therapeutic antibody discovery suite of technologies, to exploit antibodies of broad epitope coverage, multiple antibody formats, valency and size, and to discover antibodies against multiple/rare epitopes. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Contacts

Investors:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com